China Mobility Solutions, Inc.
                          #900 - 789 West Pender Street
                         Vancouver, B.C. Canada V6C 1H2






                                September 8, 2005



Sherri Bowen
Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:      China Mobility Solutions, Inc.
         Comment Letter Dated July 11, 2005

Dear Ms. Bowen:

         In connection with responding to your comments, the company hereby provides, in writing, a statement from the company acknowledging that:

        o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

        o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                 Sincerely,


                                                 /s/ Angela Du
                                                 Angela Du
                                                 President